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                           HIENERGY TECHNOLOGIES, INC.
                           1601 Alton Parkway, Unit B
                            Irvine, California 92606
                                Tel: 949-757-0855
                                Fax: 949-757-1477

                               September 15, 2003


U. S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Attention: Mr. Tom Jones

        RE: HIENERGY TECHNOLOGIES, INC. ("Registrant")
            Post-Effective Amendment No. 1 filed September 3, 2003
            and Amendment No. 3 filed June 20, 2003
            to Registration Statement on Form SB-2 (Registration No. 333-101055)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), HiEnergy Technologies, Inc., a Delaware corporation (the "Registrant"), hereby requests your consent that the above captioned amendments of our Registration Statement be withdrawn as of the date of filing hereof. These amendments have not yet been declared effective.

         The Registrant has determined that the Registrant's best interests would be served at this time by withdrawing such amendments to facilitate changes to the structure of the primary offering to reflect developing market conditions and financing opportunities.

         The Registrant believes you will agree that these withdrawals are consistent with the public interest and the protection of investors. The Registrant represents that no securities have been offered or sold pursuant to these amendments to our Registration Statement.

         If you have any questions or comments, please do not hesitate to contact our legal counsel, Nicholas J. Yocca of Yocca Patch & Yocca, LLP at
(949) 798-0190.

         Thank you for your attention to this matter and your assistance and cooperation throughout the registration process.


                                  Very truly yours,

                                  HIENERGY TECHNOLOGIES, INC.

                                  By: /s/ Bogdan C. Maglich

                                  Bogdan C. Maglich, Chairman of the Board,
                                  Chief Executive Officer, President & Treasurer


Cc:  Nicholas J. Yocca
     Fax: 949-203-8627